Exhibit 99.1

Statement on Patent Infringement Lawsuit Filed by Moderna

BioNTech is aware of reports that Moderna has sued Pfizer and BioNTech, alleging that COMIRNATY® infringes certain Moderna patents. BioNTech's work is original, and we will vigorously defend against all allegations of patent infringement. BioNTech also values and respects valid and enforceable intellectual property rights of others and remains confident in its intellectual property. It is an unfortunate but rather regular occurrence that other companies make allegations that a successful product potentially infringes their intellectual property rights, even more so here after witnessing the historic accomplishments of a vaccine like COMIRNATY®. Please understand that BioNTech will not comment on the company’s legal strategy.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

Forward-looking Statements
This statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, direct or indirect statements concerning: BioNTech’s protection of its rights to the intellectual property comprising COMIRNATY®; and its exposure to intellectual property challenges and litigation. Any forward-looking statements in this statement are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report as Form 6-K for the quarter ended June 30, 2022, filed with the SEC on August 8, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

BioNTech:

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de

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